UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update

☐   Form C: Amendment to Offering Statement

☐   Check box if Amendment is material and investors must reconfirm within five business days.

☒   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of issuer
Quantm.One, Inc.

Legal status of issuer

> *Form*
> C Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> December 18, 2017

Physical address of issuer
150 Fayetteville St, Suite 300
Raleigh NC 27601

Website of issuer
www.quantmre.com

Current number of employees. 1

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$13,263	$11,131
Cash & Cash Equivalents	$3,876	$11,131
Accounts Receivable	-	-
Short-term Debt	$77,932	$104,111
Long-term Debt	$1,186,694	$1,186,694
Revenues/Sales	$259,566	$362,932
Cost of Goods Sold	-	-
Taxes Paid	-	-
Net Income	($37,102)	($99,603)

April 28, 2026

FORM C-AR

Quantm.One, Inc



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Quantm.One Inc., a Delaware Corporation DBA QuantmRE (the "Company","QuantmRE", as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.quantmre.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2026

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry

experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Quantm.One, Inc., (DBA QuantmRE) is a Delaware corporation incorporated on December 18, 2017.

The Company's business address is 150 Fayetteville St, Suite 300, Raleigh, NC 27601.

The Company's website is www.quantmre.com.

The information available on or through our website is not a part of this Form C-AR.

<center>**THE BUSINESS**</center>

Quantm.One, Inc is the owner of the platform and technologies that power QuantmRE - a differentiated real estate platform ("Platform") that enables homeowners to sell a portion of the equity in their homes via Home Equity Investments, or HEI(s). A Home Equity Investment allows a homeowner to sell a share of the current and potential future value of their home in exchange for cash now. A Home Equity Investment is not a tenancy in common, it is not debt, it is not a line of credit and it is not a reverse mortgage. The homeowner receives cash and maintains all their rights and privileges of ownership, and they can settle the agreement by selling their home, refinancing or renewing the contract (all of which may be as long as 30 years in the future).

The Company developed a HEI Marketplace (the "Marketplace") designed to enable investors to invest in individual or pools of Home Equity Investments. Following its initial launch the Marketplace did not gain meaningful traction. The HEI investment model proved too early-stage for broad market adoption. The Company does not currently plan to relaunch the Marketplace and has redirected its focus toward direct origination of HEIs on behalf of committed capital partners.

As the Company does not currently intend to relaunch the HEI Marketplace, the regulatory approval process that would be required to enable fractionalization and secondary trading of Home Equity Investments is not being actively pursued at this time. The transferability of Home Equity Investments therefore remains limited to direct assignment or other available mechanisms.

<center>**RISK FACTORS**</center>

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are

exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We have been in existence since December 2017. Although the principals have substantial experience in the real estate finance and investment industry, the Company is largely newly formed and has no operating history upon which to evaluate our business and prospects. Our proposed business operations will be subject to numerous risks associated with early-stage enterprises. These risks apply particularly to us because the markets for our investment products and services are new and rapidly evolving. We cannot assure shareholders that our business strategy will be successful or that we will successfully address these risks. Our failure to do so could materially adversely affect our business, financial condition and operating results.

If we are unable to retain the services of principals and officers and successfully recruit additional skilled personnel, we may not be able to continue our operations.

Our success depends to a significant extent upon the continued services of our principals and officers. Loss of the services of such persons could have a material adverse effect on our growth, revenues, and prospective business. In addition, to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified skill personnel. Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

We have an evolving business model subject to various uncertainties.
As the Company's business model evolves, it may need to modify aspects of its strategy from time to time. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation and negatively affect our operating results.

Changes to applicable U.S. tax laws and regulations could affect our business and future profitability.
New U.S. laws and policy relating to taxes may have an adverse effect on us and our business and future profitability. Existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. Any such changes could have an adverse effect on our business and future profitability.

Control by Management

As of March 31, 2026, the Company's directors, officers and advisors own approximately 61% of the Company's outstanding Common Stock Shares and none of the Preferred Stock.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock or Preferred Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's

Operations and holdings. As a result, the Company does not anticipate paying any cash dividends to its stockholders for the foreseeable future.

A failure of the Company's technology infrastructure could have a material adverse effect on the Company's operations and financial results.

Our business performance depends upon the effectiveness of the QuantmRE Platform, the failure of which could materially impact our business and financial results. We will undertake significant investments in our technology infrastructure to effectively and efficiently make real estate backed investments and improve our existing technology platform. Notwithstanding, we may not be able to effectively make investments, achieve our expected revenue growth and we could experience a significant competitive disadvantage in the marketplace.

Future disruptions in the financial markets or deteriorating economic conditions could adversely impact the real estate market as well as the market for debt-related investments generally, which could hinder our ability to implement our business strategy and generate value in the Company.

We originate Home Equity Investments. Future disruptions in the financial markets or deteriorating economic conditions may impact the demand for and availability of Home Equity Investments. During periods of volatility, the number of investors participating in the market may change at an accelerated pace.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread HEIlth crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Values of Homes may Decline

The value of the homes related to the mortgaged property relating to any Home Equity Investment may decline, and in some cases may decline significantly. If any such property were to be liquidated when the value of the property was less than the original value, it is likely that the purchaser of the Home Equity Investment would recover an amount less than such original investment amount.

The Company's HEI Marketplace was launched but did not achieve meaningful market adoption.

The Company launched its HEI Marketplace and found that the retail HEI investment model was too early-stage for meaningful adoption. The Company does not currently plan to relaunch the Marketplace. To the extent that any future platform or marketplace is developed, there can be no assurance that it will be used by a sufficient number of investors or homeowners to generate meaningful revenues, or that it will not face the same adoption challenges experienced previously.

Alternative products may be established that compete with or are more widely used than the Company's products.

It is possible that alternative products that are materially similar to the Home Equity Investment which have better distribution, marketing or financial backing. The Company may compete with these alternative networks, which could negatively impact the acceptance and distribution of the Home Equity Investments.

Our products are new concepts and may not achieve significant market acceptance.

Our concept of marketing, originating and funding our Home Equity Investments is relatively new and untested. There can be no assurance that our products will achieve market acceptance. Investors acquiring Securities will bear the risks of investing in a novel, relatively untested type of business, as well as the risks of investing in real estate. Any failure of the Company to perform as expected will have a material adverse effect on our prospects.

High Degree of Risk

Investing in the Securities involves a high degree of risk. The Securities are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the Shares are subject to holding period requirements. Additionally, Company is in an earlier stage of development and does not have historical results upon which investors can make their decisions regarding whether and how much to purchase. Accordingly, investing in the Shares requires high-risk tolerance, low liquidity concerns and long-term commitment. The Shares are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Shares.

No Guarantee of Return on Investment

There is no assurance that the Company will be successful in generating income and fees and if the holders of the Shares will receive or realize a return on his/her/its investment or that any Purchaser will not lose his/her/its entire investment. For this reason, each Purchaser should read this Form C-AR and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to purchase the Shares.

We have minimal operating capital, no significant assets and limited revenue from operations

The Company has minimal operating capital and, for the foreseeable future, will be dependent upon its ability to secure capital commitments from investors willing to fund Home Equity Investment originations. Despite ongoing efforts to access capital across accredited individuals, family offices, and institutional investors, progress has been slower than anticipated. There can be no assurance that the Company will be able to successfully raise adequate capital. The failure to do so, and the resulting inability to originate Home Equity Investments, could result in the Company's bankruptcy or other adverse event which would have a material adverse effect on the Company and could put investors' capital at significant risk.

We may face potential difficulties in obtaining capital.

The Company has experienced significant difficulty raising the capital needed to fund new Home Equity Investment originations. Without committed capital from investors, the Company is unable to generate origination revenues, which form the core of its business model. The Company is currently operating at lean capacity. There can be no assurance that the Company will be able to secure adequate capital on acceptable terms, or at all. Failure to do so would materially harm the Company's business, financial condition, and results of operations, and could ultimately result in the Company being unable to continue as a going concern.

Financial projections require caution

Prospective investors are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective investors. Prospective investors should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective investors may wish to consult independent market professionals about the Company's potential future performance.

The Company's technology platform may not meet the expectations of users or capital partners.

The Company's proprietary origination platform continues to evolve. Following the discontinuation of the HEI Marketplace, the platform is now focused on supporting direct HEI origination, underwriting, and capital deployment. There can be no assurance that the platform will perform as expected, that it will meet the needs of institutional capital partners, or that it will not require significant additional investment to reach the functionality required for scale.

There are conflicts of interest between us, our executive officers and affiliates.

Our executive officers, directors and advisors, including Matthew Sullivan, may be principals of other entities which provide loan origination and servicing, Home Equity Investment origination, and management services to the Company as well as to other persons and entities. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's length negotiations. Some of the conflicts inherent in the Company's transactions with the executive officers, directors and advisors and their Affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The Company, and its officers, directors and advisors will try to balance the interests of the Company with their own. It is the intention of the officers, directors and advisors to focus their activity on the Company and to this end grant the Company first right of refusal on any investment opportunity that such persons are made aware of that might reasonably fall within the investment criteria of the Company. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have negative impact on our financial performance and, consequently, on distributions to members and the value of our Shares.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand

could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Home Equity Investments may be subject to additional regulatory oversight and regulations.

Home Equity Investments may be subject to state and federal lending laws and regulations. This could require the Company to obtain approval from federal and state regulators and non-regulatory bodies, which the Company anticipates could be time and capital extensive. If the Company is not successful in obtaining the necessary approvals, the Comoany's ability to originate Home Equity Investments will be limited.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements and securities regulations and we expect costs relating to compliance with these regulations to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company

will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

No Secondary Market

The Company may seek to list its shares and potentially other assets on a secondary trading system or exchange, however, there is no assurance that any such listing will actually take place or that the Company's securities offered will be eligible for trading, transfer or sale. Even if the Company's securities are listed for secondary trading, there is no guarantee that there will be an active trading market. Furthermore, to the extent that the securities are issued as and represented by a digital token, such tokens pose risks unique to digital assets, such as continued adoption, government regulations, security risks, irreversible transactions, cyber-attacks, loss of private keys, hacking, system failures and exchange failures.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C-AR is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance. The U.S. Securities and Exchange Commission has not reviewed this Form C-AR, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C-AR and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the offering.

Unless the Company has agreed to a specific use of the proceeds from the offering, the Company's management will have considerable discretion over the use of proceeds from the offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**")

to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should

the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder

of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and warrants outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not

based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C-AR and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C-AR AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

DESCRIPTION OF THE BUSINESS

Quantm.One, Inc is the owner of the platform and technologies that power QuantmRE - a differentiated real estate platform that enables homeowners to sell a portion of the equity in their homes via Home Equity Investments (HEIs).

The Company conducts business in the United States.

QuantmRE addresses the problem of illiquid home equity for homeowners. The Company's strategy is to originate Home Equity Investments on behalf of capital providers, leveraging digital marketing, targeted customer selection and proprietary technology. The Company's ability to execute on this strategy is currently constrained by its access to investor capital committed to funding new HEI originations.

HEI Marketplace — Launched and Discontinued
The Company built and launched an HEI Marketplace designed to allow investors to purchase individual or pools of Home Equity Investments. Following launch the Marketplace failed to achieve meaningful adoption. The retail HEI investment model proved too early-stage for meaningful traction, and the Company does not currently plan to relaunch the platform. The Company is focusing its resources on building institutional capital partnerships for direct HEI origination.

Revenue generating with a scalable product

We generate gross Origination Fees based on the amount of cash a homeowner unlocks when they complete a Home Equity Investment.

Revenue Model

The Company's revenue is generated from origination fees charged when a Home Equity Investment is completed. Marketplace-based revenues (including listing fees and membership fees that were previously contemplated) are not currently being generated and are not expected to be a source of revenue in the foreseeable future given the Company's decision not to relaunch the Marketplace.

The Company's Products and/or Services

Product / Service	Description	Current Market
Home Equity Investments	Equity sharing investment contracts referred to as Home Equity Investmens	$32T Total Addressable Market

RESULTS OF OPERATIONS FOR THE 2025 FINANCIAL YEAR

For the fiscal year ended December 31, 2025, QuantmRE recorded total revenues of $259,566, compared to $362,932 in 2024. The year-over-year decline reflects the significant challenges the Company faced in raising capital from investors to fund new Home Equity Investment originations. Without adequate investor capital to support new HEI originations, our ability to generate origination revenues — which form the core of our business model — was materially constrained throughout much of the year.

The Company's net loss for the year was ($37,102), an improvement from ($99,603) in 2024, driven primarily by a significant reduction in operating expenses as the Company scaled back operations in response to capital constraints. Total expenses decreased from approximately $462,535 in 2024 to $296,668 in 2025. While the reduction in losses is a positive development, it reflects cost-cutting rather than revenue growth, and the Company's continued viability remains dependent on securing scalable capital partnerships.

Revenue was heavily concentrated in the first half of the year. Q1 2025 generated $147,836 in origination fee income — representing approximately 57% of full-year revenues — before declining significantly as capital

availability became increasingly constrained. Revenue in Q3 and Q4 2025 was minimal, and the Company currently expects this pattern to continue until meaningful capital commitments are secured.

Capital Raising Challenges

The primary challenge facing QuantmRE is access to capital. The Company originates Home Equity Investments on behalf of investors, and without a committed capital facility or investor base willing to fund new HEIs, the Company is unable to generate meaningful origination revenues. We have been actively pursuing capital partners across accredited individuals, family offices, and institutional investors; however, progress has been slower than anticipated. The HEI asset class, while gaining institutional recognition through securitizations by larger market participants, remains unfamiliar to many investors and has proven difficult to access at scale.

In light of these capital constraints, the Company has significantly reduced its fixed overhead and is currently operating at lean capacity. We are redirecting our limited resources toward HEI investor outreach, with a focus on building institutional partnerships. The retail HEI investment model has proven too early-stage for meaningful adoption and does not currently represent a viable growth path.

Operational Milestones and Strategic Transition

In 2023, QuantmRE completed a strategic shift from acting as a broker of third-party HEI transactions to becoming a direct originator and funder of HEIs. Since making this transition, the Company has successfully originated 58 HEI transactions. This demonstrates the viability of the Company's origination platform and its ability to execute high-quality HEI transactions when capital is available.

However, the Company's current growth constraints are not due to a lack of homeowner demand or origination capability, but rather the inability to meet that demand with committed HEI capital.

Funding Strategy

The Company is actively seeking to raise capital through debt and/or equity offerings to fund growth and expand its HEI origination operations. In the meantime, the Company is primarily dependent on revenues generated from HEI originations. The Company continues to seek committed capital partners willing to fund individual HEI originations on a deal-by-deal basis, and in the absence of such commitments, the Company's ability to generate revenue will remain constrained.

Outlook

The Company is actively pursuing capital raises through debt and/or equity offerings to support business growth. In the meantime, the Company is dependent on revenues from HEI originations to fund its operations. If the Company is unable to secure sufficient origination revenues or raise additional capital, its ability to continue operations could be materially affected. The Company will update investors with any material developments regarding funding or changes to its operational status.

INTELLECTUAL PROPERTY

All of the Intellectual Property and Trademarks listed below are owned by the Company.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
6598147	C 036: Financial services, namely, real estate investment funds investment services in the nature of facilitating investment in fractional interests... | First Use Anywhere: September 29, 2021 | First Use in Commerce: September 29, 2021 IC 042: Providing a web-based platform featuring online non-downloadable software that facilitates the primary issuance and secondary trading of... | First Use Anywhere: September 29, 2021 | First Use in Commerce: September 29, 2021	QuantmRE	05/10/2018	12/04/2018	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities, including lending rules. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

In September 2023 the Securities and Exchange Commission ('SEC') filed a civil enforcement action against Matthew Sullivan relating to his involvement in two real estate funds that are unconnected to QuantmRE. This matter has now been resolved.
The resolution:
- Did not include findings of fraud or misrepresentation
- Concluded without findings that investor funds were misused or misappropriated
- Was completed through a standard civil settlement process without admission or denial of the remaining allegations

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Matthew Sullivan	Chief Executive Officer, Secretary and Director	Full-time Chief Executive Officer, Secretary and Director of Quantm.One, Inc from December 2017 to date. Mr Sullivan is responsible for the overall success of the Company and for making top-level managerial decisions, leading the development of the company's short and long-term strategy and creating and implementing the Company's vision and mission.	Mr Sullivan went to Westminster School in London, UK and studied Law at Birmingham University in the UK.

Biographical Information

Matthew Sullivan: Chief Executive Officer, Secretary and Director

Matthew Sullivan founded Quantm.One, Inc in December 2017 and is the visionary behind the QuantmRE Platform. He has served as the Company's full-time CEO since the Company's launch in December 2017. He is responsible for the overall success of the Company and for making top-level managerial decisions, leading the development of the company's short and long-term strategy and creating and implementing the Company's vision and mission. He is also the co-founder of Secured Real Estate Income Strategies, LLC, a real estate debt fund that was established in June 2016. Since January 2015 Mr. Sullivan has been the president of Crowdventure.com, a real estate crowdfunding company. Prior to that (Nov 2012 – September 2014) he was president of Clearway Sustainability Solutions Ltd, a UK based company that provided corporations with sustainability solutions. Mr. Sullivan went to Westminster School in London, UK and studied Law at Birmingham University before pursuing a career in finance and stockbroking, specializing in the South-East Asian markets. In 1997 he chose an entrepreneurial path and founded Europe's first internet billing application service provider. Since then his career has been focused on finance and technology.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 1employee.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has authorized 6,000,000 shares of Common Stock, $0.0001 par value per share (the *"Common Stock"*) and 11,453 shares of Preferred Stock, $0.0001 par value per share (the "*Preferred Stock*"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,209,101 shares of Common Stock and 11,453 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	1,209,101
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99.06%

Type	Series A Preferred Stock
Amount Outstanding	11,453
Par Value Per Share	$0.0001
Voting Rights	No voting rights
Anti-Dilution Rights	No
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This class has a dividend preference, which may dilute the holders of the SAFE in the event of a liquidation following conversion of the SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.94%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	CrowdSAFE Agreements via OpenDeal Portal LLC
SAFE Units Outstanding	$182,604
Voting Rights	N/A
Anti-Dilution Rights	No
Material terms	Discount of 20%, Valuation Cap of $8,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the holders of this security will receive common stock which will dilute the interests of the investors in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Upon conversion of the SAFE Units at the Valuation Cap of $8,000,000, the holders of this security will own 2.23% of the Company

Type	CrowdSAFE Agreement with Algorand Cayman SECZ
SAFE Units Outstanding	$200,000
Voting Rights	N/A
Anti-Dilution Rights	No
Material terms	Discount of 20%, Valuation Cap of $8,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the holders of this security will receive common stock which will dilute the interests of the investors in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Upon conversion of the SAFE Units at the Valuation Cap of $8,000,000, the holders of this security will own 2.44% of the Company

Type	CrowdSAFE Agreements via OpenDeal Portal LLC
SAFE Units Outstanding	$538,495
Voting Rights	N/A
Anti-Dilution Rights	No
Material terms	Discount of 20%, Valuation Cap of $10,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the holders of this security will receive common stock which will dilute the interests of the investors in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Upon conversion of the SAFE Units at the Valuation Cap of $10,000,000, the holders of this security will own 5.11% of the Company

Type	SAFE Agreement with Blue Field VC Fund 1, LP
SAFE Units Outstanding	$100,000
Voting Rights	N/A
Anti-Dilution Rights	No
Material terms	Discount of 20%, Valuation Cap of $10,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the holders of this security will receive common stock which will dilute the interests of the investors in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Upon conversion of the SAFE Units at the Valuation Cap of $10,000,000, the holders of this security will own 0.99% of the Company

Type	CrowdSAFE Agreements via OpenDeal Portal LLC
SAFE Units Outstanding	$168,906.32
Voting Rights	N/A
Anti-Dilution Rights	No
Material terms	Discount of 20%, Valuation Cap of $15,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the holders of this security will receive common stock which will dilute the interests of the investors in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Upon conversion of the SAFE Units at the Valuation Cap of $15,000,000, the holders of this security will own 1.11 % of the Company

Type	2023 Equity Incentive Plan
Amount Outstanding	182,324 Common Shares
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material terms	**Eligible Stock Award Recipients**: Employees, Directors and Consultants are eligible to receive Stock Awards. **Available Stock Awards:** The Plan provides for the grant of the following types of Stock Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Stock Appreciation Rights, (iv) Restricted Stock Awards, (v) Restricted Stock Unit Awards and (vi) Other Stock Awards. **The exercise / strike price** of each Option will be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the date the Stock Award is granted.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the holders of this security will receive common stock which will dilute the interests of the investors in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Upon conversion of the Stock Options the holders of this security will own 13.0% of the Company

Type	Issuance of Warrants pursuant to a Technical Services Agreement
Amount Outstanding	100,000 Warrants
Voting Rights	None before conversion
Anti-Dilution Rights	N/A
Material Terms	The Warrants have an exercise price of $7.41 per share and are to be issued in six equal tranches, subject to satisfactory performance according to the terms of the Technical Services Agreement. The Agreement allows for the exercise price to be reduced to par value ($0.0001 per share) in the event of a Liquidity Event as defined in the Agreement.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the holders of this security will receive common stock which will dilute the interests of the investors in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	N/A

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Unsecured Promissory Note
Creditor	Mr. Gautam Desai
Amount Outstanding	$33,754
Interest Rate and Amortization Schedule	10%
Description of Collateral	NA
Other Material Terms	Payable on demand
Maturity Date	On demand
Date Entered Into	February 21, 2020

Type	Convertible Promissory Note
Amount Outstanding	$20,000
Interest Rate and Amortization Schedule	12%
Description of Collateral	NA
Other Material Terms	Convertible into common shares at a 20% discount or $15M cap
Maturity Date	12/31/2027
Date Entered Into	May 2024

Type	Unsecured Promissory Note
Creditor	Good Steward Lending Services, Inc.
Amount Outstanding	$25,000
Interest Rate and Amortization Schedule	12% per annum, payable on demand
Description of Collateral	NA
Other Material Terms	Payable on demand
Maturity Date	On demand
Date Entered Into	October / December 2025

Type	Unsecured Promissory Note
Creditor	He Must Increase, LLC
Amount Outstanding	$5,000
Interest Rate and Amortization Schedule	To be confirmed
Description of Collateral	NA
Other Material Terms	Payable on demand
Maturity Date	On demand
Date Entered Into	December 2025

Post-Balance Sheet Financing (Subsequent to December 31, 2025)

The following loans were received subsequent to the balance sheet date and are not reflected in the December 31, 2025 financial statements.

Type	Unsecured Promissory Note
Creditor	Good Steward Lending Services, Inc.
Amount Outstanding	$500
Interest Rate and Amortization Schedule	12% per annum, payable on demand
Description of Collateral	NA
Other Material Terms	Payable on demand
Maturity Date	On demand
Date Entered Into	2026

Type	Unsecured Promissory Note
Creditor	He Must Increase, LLC
Amount Outstanding	$35,000
Interest Rate and Amortization Schedule	To be confirmed
Description of Collateral	NA
Other Material Terms	Payable on demand
Maturity Date	On demand
Date Entered Into	2026

Type	Payment due under IPR Purchase Agreement
Creditor	Own Home Finance PBC (Pursuant to an Intellectual Property Sale and Purchase Agreement dated February 25, 2018 (subsequently amended and restated on March 27 2019) between the Company and Own Home Finance PBC)
Amount Outstanding	$100,000 (see 'Other Material Terms' below for payment schedule)
Interest Rate and Amortization Schedule	NA
Description of Collateral	NA
Other Material Terms	The Company has an obligation to pay the balance of $100,000 owed to Own Home Finance, PBC under its agreement with Own Home Finance when the Company has raised $1,000,000 in working capital through this or another Offering. There are no time limits regarding this payment and no interest or other charges apply.
Maturity Date	No time limit imposed in Agreement
Date Entered Into	February 25, 2018

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Crowdventure, LLC*	455,000 shares of Common Stock	37.28%

* Crowdventure, LLC is majority owned and controlled by Matthew Sullivan. Matthew Sullivan is the Manager of Crowdventure, LLC.

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$259,566	($37,102)	-

Operations

Quantm.One, Inc. (the "**Company**") was incorporated on December 18, 2017 under the laws of the State of Delaware, and is headquartered in Raleigh, North Carolina. The Company owns and operates the QuantmRE platform, which offers and provides homeowners with Home Equity Investments, which allow homeowners to sell a portion of their equity in their homes for cash without taking on additional debt.

Liquidity and Capital Resources

The Company's operations are primarily funded by revenues generated from Home Equity Investment originations. The Company is actively seeking to raise additional capital through debt and/or equity offerings to fund growth and expand its origination platform. Without sufficient origination revenues or additional capital, the Company's ability to fund its operations will remain constrained. The Company is operating at lean capacity while pursuing both capital raises and origination revenue growth.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future other than those directly related to expanding its HEI origination operations and targeted marketing to homeowners and capital partners. The Company does not anticipate material investment in the HEI Marketplace platform, which has been discontinued.

Material Changes and Other Information

Since the Company's last annual report for the fiscal year ended December 31, 2024, the primary material development has been the continued difficulty in securing scalable investor capital to fund new Home Equity Investment originations. This has materially impacted revenues throughout 2025, particularly in the second half of the year. The Company has responded by significantly reducing its fixed overhead and operating at lean capacity. The Company continues to pursue capital partnerships to fund new Home Equity Investment originations and will disclose any material developments as they arise.

Trends and Uncertainties

The most significant trend affecting the Company is the ongoing challenge of accessing investor capital to fund HEI originations. The HEI asset class, while gaining broader institutional recognition, remains unfamiliar to many potential capital providers, and the Company has been unable to secure a committed capital facility. Until such capital is secured, the Company expects revenues to remain at reduced levels. The Company's continued operational viability is dependent on securing scalable capital partnerships. The financial statements are an important part of this Form C-AR and should be reviewed in their entirety.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

On February 21, 2020 Gautam Desai, one of the Company's shareholders, lent the Company $25,000 by way of a short-term unsecured loan at an annual interest rate of 10%.

During the fiscal year ended December 31, 2025, the Company lent money to Matthew Sullivan, the Company's Chief Executive Officer, as part of an agreed loan facility. This loan is recorded as a loan receivable on the Company's balance sheet as of December 31, 2025.

Under a Contribution and License Agreement dated July 10, 2019, the Company issued 206,735 shares of the Company's common stock to Barastone, Corp. Two of the Company's advisors, Steve Hotovec and Mark Rogers, are executives and shareholders in Barastone Corp.

Pursuant to an Intellectual Property Sale and Purchase Agreement dated February 2018 (subsequently amended and restated in March 2019) between the Company and Own Home Finance PBC, the Company issued 80,000 shares of the Company's common stock and 960,000 Membership Tokens to Q_Own Holdings, LLC. One of the Company's advisors, Dave Sterlitz, is a majority shareholder in Q_Own Holdings, LLC.

The Company also has an obligation to pay the balance of $100,000 owed to Own Home Finance, PBC under this Intellectual Property Sale and Purchase Agreement when the Company has raised a total of $1,000,000 in working capital through this or other Offerings. There are no time limits regarding these payments and no interest or other charges apply.

Bad Actor Disclosure

Matthew Sullivan, the Company's Chief Executive Officer, was subject to a civil enforcement action brought by the Securities and Exchange Commission in September 2023 relating to his involvement in two real estate funds unconnected to QuantmRE. This matter has been resolved through a standard civil settlement process without admission or denial of the remaining allegations, and without findings of fraud, misrepresentation, or misuse or misappropriation of investor funds. Mr. Sullivan continues to serve as CEO of Quantm.One, Inc.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/ /s/ *Matthew Sullivan*
(Signature)

Matthew Sullivan
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Matthew Sullivan*
(Signature)

Matthew Sullivan
(Name)

Chief Executive Officer
(Title)

April 28, 2026
(Date)

EXHIBIT A

Financial Statements

I, Matthew Sullivan, the CEO of Quantm.One, Inc., hereby certify that the financial statements of Quantm.One, Inc. and notes thereto for the periods ending December 2025 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 28, 2026.

Matthew Sullivan (Signature)

CEO (Title)

April 28, 2026 (Date)

QUANTM. ONE, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024

(UNAUDITED)

	Jan – Dec 2025	Jan – Dec 2024
INCOME		
Commission Income	$259,566	$355,460
Other Income	–	$7,472
Total Income	**$259,566**	**$362,932**
Gross Profit	**$259,566**	**$362,932**
EXPENSES		
Legal and Professional Services		
Accounting Fees	$2,000	$5,763
Legal Expenses	$1,049	$1,461
Professional Fees	$216,353	$299,301
Total Legal & Professional	**$219,402**	**$306,525**
Miscellaneous Expenses	$2,400	$1,381
Office / General Administrative		
Bank Service Charges	$587	$1,653
Insurance Expense	$3,193	$3,220
Marketing Expenses	$180	$1,415
Office Supplies & Software	$16,680	$20,148
Repair and Maintenance	$226	$1,270
Subscriptions	$2,332	$7,758
Tax Expenses	$1,524	$1,591
Utilities	$5,853	$5,507
Total Office/Admin	**$30,575**	**$42,562**
Other Miscellaneous		
Interest – Credit Card	$7,771	$8,049
Meals & Entertainment	$1,726	$713
Travel Expenses	$3,478	$3,487

Total Other Miscellaneous	**$12,975**	**$12,249**
Payroll Expenses		
Employee Benefits	$9,446	$11,516
Payroll Net Pay	$17,000	$60,942
Payroll Tax	$4,870	$22,226
Total Payroll	**$31,316**	**$94,684**
Total Expenses	**$296,668**	$462,535
Net Income (Loss)	**($37,102)**	($99,603)

QUANTM. ONE, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2025 AND DECEMBER 31, 2024

(UNAUDITED)

	Dec 31, 2025	Dec 31, 2024
ASSETS		
Current Assets		
Bank Accounts	$3,876	$11,131
Loan Receivable	$9,387	–
Accounts Receivable & Other	–	–
Total Current Assets	**$13,263**	**$11,131**
TOTAL ASSETS	**$13,263**	**$11,131**
LIABILITIES & EQUITY		
Credit Cards		
American Express Card	$2,549	$1,922
Chase Credit Card xxx0935	$31,110	$34,257
Total Credit Cards	**$33,659**	**$36,179**
Other Current Liabilities		
Account Payable	$9,253	$9,253
Interest Payable	$14,658	$12,158
Interest Payable on Conv. Note	$3,921	$1,521
Payable to Own Home Finance	$100,000	$100,000
Short Term Loan	$25,000	$25,000
Accrued Liabilities (Note 6)	$6,854	–
Total Other Current Liabilities	$159,686	**$147,932**
Total Current Liabilities	$193,345	**$184,111**
Long-Term Liabilities		
Convertible Equity	$1,186,694	$1,186,694
Convertible Promissory Note	$20,000	$20,000
Promissory Note	$30,000	–

Total Long-Term Liabilities	$1,236,694	$1,206,694
Total Liabilities	**$1,430,039**	**$1,390,805**
Shareholder Equity		
Common Stock (1,209,101 @ $0.0001)	$121	$121
Add. Paid-in Capital — CS	$1,779,444	$1,779,444
Preferred Stock (11,453 @ $0.0001)	$1	$1
Add. Paid-in Capital — PS	$99,999	$99,999
Total Shareholder Equity	**$1,879,565**	**$1,879,565**
Retained Earnings	($3,259,239)	($3,159,636)
Net Income (Loss) 2025	($37,102)	($99,603)
Total Equity	**($1,416,776)**	**($1,379,674)**
TOTAL LIABILITIES & EQUITY	**$13,263**	**$11,131**

QUANTM. ONE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024

(UNAUDITED)

	Preferred Stock		Common Stock		Accum. Deficit	Total
	Shares	Par & APIC	Shares	Par & APIC		
Dec 31, 2023	11,453	$100,000	1,209,101	$1,779,565	($3,159,636)	($1,280,071)
Net Loss — 2024	–	–	–	–	($99,603)	($99,603)
Dec 31, 2024	11,453	$100,000	1,209,101	$1,779,565	($3,259,239)	($1,379,674)
Net Loss — 2025	–	–	–	–	($37,102)	($37,102)
Dec 31, 2025	11,453	$100,000	1,209,101	$1,779,565	($3,296,341)	($1,416,776)

QUANTM. ONE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024

(UNAUDITED)

	Jan – Dec 2025	Jan – Dec 2024
Cash Flows from Operating Activities:		
Cash received from customers	$304,884	–
Cash paid for operating expenses	($332,593)	–
Net Cash Used in Operating Activities	($27,709)	($83,705)
Cash Flows from Investing Activities:		
Director Loans	($9,387)	–
Net Cash Used in Investing Activities	**($9,387)**	**–**
Cash Flows from Financing Activities:		
New Loans Received	$30,000	$20,000
Net Cash from Financing Activities	**$30,000**	**$20,000**
Net Decrease in Cash for the Year	($7,096)	($63,705)
Cash at Beginning of Year	$11,131	$94,836
Cash at End of Year	$4,035	$31,131
Actual Dec 31, 2025 bank balance per Mercury: $3,876. Difference of $159 reflects timing.		

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
(UNAUDITED)

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Quantm.One, Inc. was formed on December 18, 2017 ("Inception") in the State of Delaware. The financial statements of Quantm.One, Inc. DBA QuantmRE (which may be referred to as the "Company", "QuantmRE", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Quantm.One, Inc is the owner of the technologies that power the QuantmRE platform – a differentiated real estate platform that enables homeowners to unlock equity in their homes via Home Equity Investments (HEIs). Home Equity Investments ('HEIs') provide liquidity to 'equity-rich' homeowners without the need to take on more debt. With an HEI, the investor participates in a percentage of the value of the home in exchange for a one-time tax-deferred payment to the homeowner. The homeowner has no monthly payments for the life of the agreement and does not take on additional debt. The Company's headquarters are located in Raleigh, North Carolina.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition." The Company generates origination fees based on the amount of cash a homeowner unlocks when they complete a Home Equity Investment. These fees are approximately 3–10.5% of the cash value of each completed Home Equity Investment. The Company's primary performance obligation is to facilitate the transaction and revenue is recognized at the time of closing.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The federal income tax return for the fiscal year ended December 31, 2025 has not yet been filed and is expected to be filed later in 2026.

Recent Accounting Pronouncements

Management believes that recently issued accounting pronouncements either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Payable to Own Home Finance – In March 2019, the Company entered into an exclusive licensee agreement for $125,000 with $25,000 due to Own Home Finance after a capital raise of $250,000 or more, and $100,000 due to Own Home Finance after a capital raise of $1,000,000 or more. The outstanding balance of this agreement was $100,000 as of December 31, 2025.

Convertible Promissory Note – The Company has outstanding convertible promissory notes totaling $20,000. The annual interest on the notes is 12%. The notes are convertible into common shares at a 20% discount or at a $15M valuation cap and is to be repaid by 12/31/2027.

Loan to Related Party – During fiscal year 2025, the Company made payments totaling $9,387 as part of an agreed loan facility to Matthew Sullivan, a director of the Company. This amount is recorded as a loan receivable on the balance sheet as of December 31, 2025.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not subject to any current litigation or threatened litigation other than as described in the Litigation section of this Form C-AR. The Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3.

Simple Agreements for Future Equity (SAFE) – As of December 31, 2025, the Company had outstanding numerous SAFE agreements (Simple Agreement for Future Equity), totaling $1,186,694 with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $8M – $15M.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Promissory Note Payable (G. Desai)	25,000	10%	On Demand	25,000	–	39,658	14,658
Convertible Promissory Note	20,000	12%	12/31/2027	–	20,000	21,521	1,521
Promissory Note Payable (Good Steward)	25,000	12%	On Demand	25,000	–	25,000	–
Promissory Note Payable (He Must Increase)	5,000	TBC	On Demand	5,000	–	5,000	–
Payable to Own Home Finance	100,000	–	NA	100,000	–	100,000	–
Total	**175,000**			**155,000**	**20,000**	**193,579**	**18,579**

NOTE 6 – EQUITY

The Company has authorized 6,000,000 common shares with a par value of $0.0001 per share. 1,209,101 shares were issued and outstanding as of December 31, 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 11,453 shares of Series A Convertible Preferred Stock with a par value of $0.0001 per share. 11,453 shares were issued and outstanding as of December 31, 2025.

Voting: Series A Convertible Preferred Stock are non-voting shares.

Dividends: The holders of the Series A preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2025, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 28, 2026, the date these financial statements were available to be issued. Subsequent to December 31, 2025, the Company received an additional loan of $500 from Good Steward Lending Services, Inc. under the existing on-demand loan facility at 12% per annum, and a further loan of $35,000 from He Must Increase LLC on demand. These amounts are not reflected in the December 31, 2025 balance sheet.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cash flows from operations and may continue to generate losses. The Company is actively seeking to raise capital through debt and/or equity offerings to fund growth and support operations, as evidenced by loans received subsequent to the balance sheet date. In the meantime, the Company is primarily dependent on revenues from HEI originations. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.